FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for Deregistration of
 Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development
Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Morgan Stanley Dean Witter Mid-Cap
Dividend Growth Securities

3.	Securities and Exchange Commission File No.: 811-8577

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street,
City, State, Zip Code):

1221 Avenue of the Americas
New York, NY 10020

6.	Name, address and telephone number of individual the
Commission staff should contact with any questions regarding this form:

Lou Anne D. McInnis, Esq.
Morgan Stanley Investment Advisors Inc.
1221 Avenue of the Americas
New York, NY 10020
(212) 762-5262

7.	Name, address and telephone number of individual or entity
responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act 17 CFR 270.31a-1, .31a-2]:

Morgan Stanley Services Company Inc.
Harborside Financial Center, Plaza Two
Jersey City, NJ 07311
Attention:  Thomas Caloia
(201) 209-8374

NOTE:	Once deregistered, a fund is still required to
maintain and preserve the records described in rules 31a-1 and 31a-2 for the period specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company
(check only one):

[X]	Open-end	[ ]	Closed-end

9.	State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):

	Massachusetts

11.	Provide the name and address of each investment adviser of
the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Morgan Stanley Investment Advisors Inc.
1221 Avenue of The Americas
New York, NY 10020

12.	Provide the name and address of each principal underwriter
of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Morgan Stanley Distributors Inc.
1221 Avenue of The Americas
New York, NY 10020

13.	If the fund is a unit investment trust ("UIT") provide:  N/A

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name and address(es):

14.	Is there a UIT registered under the Act that served as a
vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes		[X] No

If Yes, for each UIT state:

	Name(s):
	File No.: 811-_______
	Business Address:

15.	(a)	Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X] Yes		[ ] No

		If Yes, state the date on which the board vote took place:

		January 26, 2000

		If No, explain:

	(b)	Did the fund obtain approval from the shareholders
concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes		[ ] No

If Yes, state the date on which the shareholder vote took place:

June 22, 2000

	If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in
connection with the Merger or Liquidation?

[X] Yes		[ ] No

(a)	If Yes, list the date(s) on which the fund made those
distributions:

July 21, 2000

(b)	Were the distributions made on the basis of net
assets?

	[X] Yes		[ ] No


	(c)	Were the distributions made pro rata based on share
		ownership?

	[X] Yes		[ ] No

(d) 	If No to (b) or (c) above, describe the method of
distributions to shareholders.
For Mergers, provide the exchange ratio(s) used and
explain how it was      calculated:

(e)	Liquidations only:
	Were any distributions to shareholders made in kind?

			[ ] Yes		[ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes		[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's
shareholders?

	Yes [X]		No [ ]

If No,

(a)	How many shareholders does the fund have as of the
date this form is filed?

(b)	Describe the relationship if each remaining
shareholder to the fund:

19.	Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

[ ] Yes		[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is
filed?
(See question 18 above)

[ ] Yes		[X] No

If Yes,

(a)	Describe the type and amount of each asset retained
by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes		[ ] No

21.	Does the fund have any outstanding debts (other than face-
amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes		[X] No

If Yes,

(a)	Describe the type and amount of each debt or other
liability:

(b)	How does the fund intend to pay these outstanding
debts or other liabilities?

IV.	Information About Event(s) Leading to Request For
Deregistration

22.	(a)	List the expenses incurred in connection with the
Merger or Liquidation:
(i)	Legal expenses:  $
(ii)	Accounting expenses:  $
(iii)	Other expenses (list and identify separately):
Typesetting and Printing of Proxy Statement:  $
Mailing of Proxy Statement:  $
(iv)	Total expenses (sum of lines (i)-(iii) above):  $

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

The Fund.

(d)	How did the fund pay for unamortized expenses (if
any)?

There were no remaining unamortized expenses.

23.	Has the fund previously filed an application for an order
of the Commission regarding the Merger or Liquidation?

[ ] Yes		[X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative
proceeding?

[ ] Yes		[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any
business activities other than those necessary for winding up its affairs?

[ ] Yes		[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Morgan Stanley Capital Opportunities Trust (formerly known as Morgan Stanley Dean Witter Mid-Cap
Equity Trust)

(b)	State the Investment Company Act file number of the
fund surviving the Merger:

811-7377

(c)	If the merger or reorganization agreement has been
filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Reorganization Agreement was filed with the Commission on Form N-14 on February 11, 2000(File
No. 333-30166).

(d)	If the merger or reorganization agreement has not
been filed with the Commission provide a copy of the agreement as an exhibit to this form.


VERIFICATION

	The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Morgan Stanley
Dean Witter Mid-Cap Dividend Growth Securities (ii) he or she is the Vice President of Morgan Stanley Dean Witter Mid-Cap
Dividend Growth Securities and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


					 /s/	Barry Fink
 						Barry Fink



PARALEG/MSDATA/FORM N-8-F/Mid-Cap Divgro